Exhibit 99.2
Shinhan Card’s Board Resolution to Convene General Shareholders’ Meeting
for the Fiscal Year of 2011

On February 24, 2012, the board of directors of Shinhan Card, our wholly-owned credit card subsidiary, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2011 as follows:

1. Date and Time: March 28, 2012, 15:20 in Seoul Time

2. Venue: Conference room, 21th floor / Shinhan Card Post Tower Building B

21-1, Chungmo-ro 1ga, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained
Earnings for the fiscal year of 2011 (January 1, 2011 ~ December 31, 2011)

2) Approval of Revision to Articles of Incorporation

3) Appointment of Directors

4) Approval of Director Remuneration Limit